UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42256

WORK Medical Technology Group LTD

1/88 Cook St, Auckland City, 1001, New Zealand

+1 949-818-3667

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

On April 22, 2026, WORK Medical Technology Group LTD, an exempted company incorporated in the Cayman Islands (the “Company”), established a wholly-owned subsidiary, Work Bio Technologies Ltd (“WBT” or the “Subsidiary”), a domestic corporation incorporated in the State of Nevada. WBT is intended to serve as the Company’s primary operational platform in the United States. The Subsidiary is expected to strengthen the Company’s commercial presence by enhancing the Company’s ability to manage supply chains, and develop business relationships directly in the U.S.

On June 3, 2026, the Company issued a press release announcing the establishment of WBT to advance global expansion and reinforce long-term growth strategy. A copy of the press releases is attached hereto as Exhibit 99.1.

On June 5, 2026, the Company issued a press release announcing the participation as a partner and exhibitor at the 2026 Chinese Biopharmaceutical Association China Branch Annual Conference to deepen engagement with the global biopharmaceutical community. A copy of the press releases is attached hereto as Exhibit 99.2.

This report shall be deemed to be incorporated by reference into the registration statement of the Company on Form F-3 (File No. 333-289943) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WORK Medical Technology Group LTD

Date: June 5, 2026	By:	/s/ Shuang Wu
	Name:	Shuang Wu
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release – WORK Medical Technology Group Establishes U.S. Subsidiary to Advance Global Expansion and Reinforce Long-Term Growth Strategy

99.2	Press Release - WORK Medical Technology Group Participated in 2026 CBA-China Annual Conference

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